Exhibit (a)(24)


           HOREJSI TRUSTS EXTEND THEIR TENDER OFFER AND ANNOUNCE PLANS
                         TO APPEAL FEDERAL COURT ORDER
     UPHOLDING NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.'S POISON PILL


BOULDER, CO., October 26, 2004 - The Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B (the "Horejsi Trusts") announced today that they expect to appeal a federal district court order issued on October 22, 2004 upholding the validity of the Stockholder Rights Agreement, or "poison pill" adopted by Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) in response to the Trusts' tender offer for shares of NRL. To allow time for the Trusts to pursue their appeal, the Trusts announced today that they are extending their offer to 5:00 p.m. New York City time on Tuesday, January 25, 2005.

The Trusts initiated their tender offer on September 10, 2004, offering to purchase up to 1,825,000 shares of the Fund's common stock at a price of $19.89 per share net to the seller in cash. On September 23, 2004 the Fund's Board announced its opposition to the Trusts' tender offer and took a series of steps designed to defeat the offer, including issuing shares of the Fund's common stock to its sub-adviser, relying on that issuance in an attempt to subject the Fund and the Trusts to two anti-takeover statutes under Maryland law, adopting the poison pill, authorizing a self tender for up to 943,704 shares at a price of $20.00 per share, and authorizing litigation against the Trusts in federal district court in Maryland to prevent the consummation of the offer. The Trusts responded to these defensive measures by filing counter-claims against the Fund on October 6, 2004 seeking, among other things, to invalidate both the poison pill and the Fund's attempt to apply Maryland's control share statute to the Trusts and their offer. The Trusts do not expect to consummate their offer unless they are successful in obtaining a final judgment invalidating the poison pill and finding that the Maryland control share statute does not apply to the Trusts and their offer.

In its declaratory judgment order issued on October 22, 2004, the district court upheld the validity of the Fund's poison pill. The court did not rule on the applicability of the Maryland control share statute, but commented that "it would seem unfair to allow NRL to invoke [the control share statute] against the Trusts under these circumstances."

The Trusts announced today that they expect to appeal the declaratory judgment order to the United States Court of Appeals for the Fourth Circuit in order to seek a reversal of the district court's decision and obtain a final judgment invalidating the Fund's poison pill. In light of the court activity, the Trusts have extended their offer to 5:00 p.m. New York City time on Tuesday, January 25, 2005. The Trusts are amending their tender offer statement on file with the Securities and Exchange Commission to reflect the extension of their offer and other relevant information.

Each security holder of Neuberger Berman Real Estate Income Fund Inc. should read the tender offer statement filed with the Securities and Exchange Commission by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B and other relevant documents filed with the Securities and Exchange Commission because they contain important information about the tender offer. Security holders of Neuberger Berman Real Estate Income Fund Inc. can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.


Contact:
Stephen C. Miller
Lola Brown Trust No. 1B
Ernest Horejsi Trust No. 1B
(303) 442-2156